BB 3/11

CM 3/22

SEC 04003470 OMMISSION
.9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moloney Securities Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12166 Old Big Bend Road, Suite 200
(No. and Street)

St. Louis	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. John Moloney (314) 909-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP CPA's
(Name – *if individual, state last, first, middle name*)

12755 Olive Street Road, Suite 117	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 03 2004

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. John Moloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moloney Securities, Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E John Moloney
Signature

President
Title

Mary L Lonaric
Notary Public

MARY L. LON
Notary Public - Stat souri
County of St.
My Commission Expires 4, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. – The company did not have any in 200
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOLONEY SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Boyd, Franz & Stephans LLP

Certified Public Accountants

12755 Olive Street Road
Suite 117
St. Louis, Misssouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

February 24, 2004

To the Stockholders and
Board of Directors
Molony Securities Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc. as of December 31, 2003, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moloney Securities Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd, Franz + Stephans LLP

Statement No. 1

MOLONEY SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 80,417
Commissions receivable - brokerage	273,083
Commissions receivable - other	181,892
Employee advances	82,014
Due from officers	198,806
Prepaid expenses	28,552
Deposits	55,888
Total assets	$ 900,652

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 39,556
Commissions payable		416,192
Total liabilities		$ 455,748
Stockholders' equity:		
Common stock without par value; authorized 30,000 shares; issued and outstanding 1,000 shares at stated value	$ 230,000	
Paid-in capital	199,909	
Retained earnings	14,995	
Total stockholders' equity		444,904
Total liabilities and stockholders' equity		$ 900,652

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Note 1: Description of Business -

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker-dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products.

The Company is a registered broker-dealer in securities that introduces its customers to two broker-dealers who carry such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

Note 2: Concentrations of Credit Risk -

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles necessarily required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Note 4: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of approximately $126,423 and $50,000, respectively. The Company's net capital ratio was 3.6 to 1.

Note 5: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 6: Leases -

The Company occupies its St. Louis premises under an amended five-year lease expiring April 30, 2005, which provides for escalating lease payments. Financial Accounting Standards Board interpretations require that escalating lease payments be amortized over the lease term using the straight-line method. The lease term for the Kansas City premises expires December 31, 2005. The lease term for the Denver office expires December 31, 2008. Minimum future rental payments based on the renewal of leased office space for the succeeding five years is as follows:

2004	$ 312,600
2005	315,566
2006	316,507
2007	317,449
2008	318,390

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended December 31, 2003, was approximately $135,660.

Rental expense for the year ended December 31, 2003, was approximately $137,166 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

The Company has entered into a fifty month automobile lease from November 8, 2002, to January 8, 2007, with a monthly rental expense of $574.86.

Future operating lease payments are as follows:

2004	$ 6,888
2005	6,888
2006	6,888
2007	575

MOLONEY SECURITIES CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Note 7: Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Note 8: Income Taxes

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Note 9: Other Items

The Company has been named as defendants in two lawsuits. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position.

MOLONEY SECURITIES CO., INC.

FINANCIAL STATEMENTS - PART II

DECEMBER 31, 2003

MOLONEY SECURITIES CO., INC.

STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003:

INCOME AND RETAINED EARNINGS

CASH FLOWS

CHANGES IN STOCKHOLDERS' EQUITY

COMPUTATION OF NET CAPITAL, DECEMBER 31, 2003

COMMENTS ON ACCOUNTING SYSTEM, SYSTEM OF INTERNAL CONTROL, PROCEDURES FOR SAFEGUARDING SECURITIES AND THE PRACTICES AND PROCEDURES USED IN COMPLYING WITH SEC RULES

MOLONEY SECURITIES CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 5,692,699
Interest	155,435
Other income	37,886
Total revenues	$ 5,886,020
Expenses:	
Salaries	$ 261,867
Commission expense	4,041,808
Clearing expense	616,091
Office rental	137,166
Group insurance	74,904
Recruiting	65,360
Quotation expense	57,075
Compliance fees	53,711
Fees and licenses	42,243
Professional fees	41,720
Telephone	36,923
Bond trading	31,200
Payroll taxes	30,689
Office expense	28,426
Information technology	24,359
Travel and entertainment	23,017
Training	22,667
Dues and subscriptions	15,201
Lease expense	12,549
Advertising	10,572
Other operating expenses	73,632
Total expenses	$ 5,701,180
Net income	$ 184,840
Deficit, January 1, 2003	(52,876)
Dividends paid	(116,969)
Retained earnings, December 31, 2003	$ 14,995

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in Cash

Cash flows from operating activities:		
Net income for the year		$ 184,840
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	$(274,681)	
Increase in employee advances	(29,446)	
Increase in prepaid expenses	(6,696)	
Increase in deposits	(37,271)	
Increase in due from officers	(10,684)	
Increase in accounts payable	39,556	
Increase in commissions payable	227,016	(92,206)
Net cash provided by operating activities		$ 92,634
Cash flows from financing activities -		
Dividends paid		(116,969)
Net decrease in cash		$(24,335)
Cash, beginning of year		104,752
Cash, end of year		$ 80,417
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Paid-In	Retained Earnings
	Shares	Amount	Capital	(Deficit)
Balance, January 1, 2003	1,000	$230,000	$ 199,909	$(52,876)
Distribution to shareholders	-	-	-	(116,969)
Net income	-	-	-	184,840
Balance, December 31, 2003	1,000	$ 230,000	$ 199,909	$ 14,995

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c-3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2003

Aggregate indebtedness:	
Accounts payable	$ 39,556
Commissions payable	416,192
Total aggregate indebtedness	$ 455,748
Net capital:	
Credit items:	
Common stock	$ 230,000
Paid-in capital	199,909
Retained earnings	14,995
Total credit items	$ 444,904
Debit items:	
Deposits, non-allowable	$ 9,109
Prepaid expenses	28,552
Due from officer	198,806
Employee advances	82,014
Total debit items	$ 318,481
Net capital	$ 126,423
Net capital required	50,000
Capital in excess of requirements	$ 76,423

Ratio of aggregate indebtedness to net capital 3.6 to 1

See Notes to Statement of Financial Condition.

MOLONEY SECURITIES CO., INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART II OF FORM X-17A-5
DECEMBER 31, 2003

Net capital:	
Net capital as reported by registrant in Part II of Form X-17A-5 for December 31, 2003	$ 123,912
Reconciliation items:	
Overstatement of stockholders' equity	(81,562)
Overstatement of non-allowable assets	84,073
Net capital as computed in this report	$ 126,423

See Notes to Statement of Financial Condition.

Boyd, Franz & Stephans LLP

Certified Public Accountants

12755 Olive Street Road
Suite 117
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

February 24, 2004

To the Stockholders and
Board of Directors
Moloney Securities Co., Inc.

In planning and performing our audit of the financial statements of Moloney Securities Co., Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boyd, Franz & Stephans LLP

St. Louis, Missouri
Febuary 24, 2004

BOYD, FRANZ & STEPHANS LLP
Certified Public Accountants